UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16

of the Securities Exchange Act of 1934

Date of Report: April 28, 2016

Commission File Number: 001-36891

Cellectis S.A.

(Exact Name of registrant as specified in its charter)

8, rue de la Croix Jarry

75013 Paris, France

+33 1 81 69 16 00

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F  ☒             Form 40-F  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):  ☐

Cellectis S.A. (the “Company”) will hold its Combined Ordinary and Extraordinary General Meeting (the “Meeting”) on May 17, 2016 beginning at 9:30 a.m. (Paris time) at 11 rue Watt, 75013 Paris, France.

The following documents regarding the Company’s Meeting, which are attached as exhibits hereto, are incorporated by reference herein:

EXHIBIT INDEX

Exhibit	Title

99.1	Notice of Combined Shareholders’ Meeting of Cellectis S.A., including Agenda

99.2	Depositary’s Notice of Combined Ordinary and Extraordinary General Meeting of Cellectis S.A. to Holders of American Depositary Shares

99.3	Text of The Resolutions for the Ordinary General Meeting and the Extraordinary General Meeting

99.4	Overview of the Financial Year Ending December 31, 2015

99.5	2016 Voting Instructions for Holders of American Depositary Shares

99.6	Questions and Answers on Voting Procedures for Holders of American Depositary Shares

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

CELLECTIS S.A.
(Registrant)

April 28, 2016	By:	/s/ André Choulika
André Choulika
Chief Executive Officer

3